EXHIBIT 3.1
CERTIFICATE OF RETIREMENT
OF
175,001,996 SHARES OF CLASS B COMMON STOCK
OF
FIRST DATA CORPORATION
Pursuant to Section 243(b)
of the General Corporation Law
of the State of Delaware
First Data Corporation, a corporation organized and existing under the laws of the State of Delaware (Corporation), certifies as follows:
1.     175,001,996 outstanding shares of Class B common stock, par value $0.01 per share (Class B Common Stock), of the Corporation have been converted into 175,001,996 shares of Class A common stock, par value $0.01 per share (Class A Common Stock), of the Corporation.
2.     The Amended and Restated Certificate of Incorporation of the Corporation filed with the Secretary of State of the State of Delaware on October 19, 2015, as amended, provides that any shares of Class B common stock which are converted into shares of Class A common stock shall be retired and may not be reissued by the Corporation.
3.     The Board of Directors of the Corporation has adopted resolutions retiring the 175,001,996 shares of Class B common stock that converted into 175,001,996 shares of Class A common stock.
4.     Accordingly, pursuant to the provisions of Section 243(b) of the General Corporation Law of the State of Delaware, upon the filing of this Certificate of Retirement the Certificate of Incorporation of the Corporation shall be amended so as to reduce the total authorized number of shares of the capital stock of the Corporation by 175,001,996 shares, such that the total number of authorized shares of the Corporation shall be 2,324,998,004, such shares consisting of 1,600,000,000 shares designated Class A common stock, 624,998,004 shares designated Class B common stock, and 100,000,000 shares designated preferred stock, par value $0.01 per share.

Dated December 22, 2016.

FIRST DATA CORPORATION

By:	/s/ Gretchen A. Herron
Name:	Gretchen A. Herron
Title:	Assistant Secretary